FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) <u>November 8, 2012</u>

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

On November 8, 2012, Independence Holding Company issued a news release announcing its 2012 Third-Quarter and Nine-Month results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

    (c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated November 8, 2012: Independence Holding Company Announces 2012 Third-Quarter and Nine-Month Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: Teresa A. Herbert   Date: November 8, 2012

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

INDEPENDENCE HOLDING COMPANY
96 CUMMINGS POINT ROAD
STAMFORD, CONNECTICUT 06902
NYSE: IHC

CONTACT: DAVID T. KETTIG
(212) 355-4141 Ext. 3047
www.IHCGroup.com

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
2012 THIRD-QUARTER AND NINE-MONTH RESULTS

Stamford, Connecticut, November 8, 2012. Independence Holding Company (NYSE: IHC) today reported 2012 third-quarter and nine-month results. As previously reported, IHC paid a special 10% stock dividend to shareholders of record on February 17, 2012. All per share amounts reflect such stock dividend. This press release contains both GAAP and non-GAAP financial information for which reconciliations can be found at the end of this release.

Financial Results

Net income per share attributable to IHC increased to $.22 per share, diluted, or $3,918,000, for the three months ended September 30, 2012 compared to $.20 per share, diluted, or $3,554,000, for the three months ended September 30, 2011. Revenues increased to $111,502,000 for the three months ended September 30, 2012 compared to revenues for the comparable period in 2011 of $103,659,000, primarily as a result of an increase in premiums.

Net income per share attributable to IHC increased to $.63 per share, diluted, or $11,371,000, for the nine months ended September 30, 2012 compared to $.56 per share, diluted, or $9,778,000, for the nine months ended September 30, 2011. This increase was achieved despite not receiving a benefit this period comparable to the credit of $2,319,000 of deferred income taxes relative to the Company's investment in AMIC that we recorded in the first quarter of 2011. Revenues increased to $315,101,000 for the nine months ended September 30, 2012 compared to revenues for the nine months ended September 30, 2011 of $313,503,000, primarily due to an increase in premiums.

IHC reported operating income[1] per share of $.18 per share, diluted, or $3,250,000, for the three months ended September 30, 2012, compared to $.17 per share, diluted, or $3,033,000, for the three months ended September 30, 2011. IHC reported operating income per share of $.51 per share, diluted, or $9,221,000, for the nine months ended September 30, 2012, compared to $.49 per share, diluted, or $8,486,000, for the nine months ended September 30, 2011. The operating income for the first nine months ended September 30, 2011 benefited from the tax credit of $2,319,000 as described above whereas the operating income for the nine months ended September 30, 2012 had no such benefit.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "We continue to be encouraged by the significant increase in profitability and growth of our stop-loss segment, which we attribute to the more efficient and controlled model of writing the majority of our medical stop-loss on a direct basis. At present, all indicators point to a continuation of this higher level of profitability. We are also encouraged by the performance of all our other lines of business, and our continuing efforts to

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[1] Operating income is a non-GAAP measure representing net income attributable to IHC excluding net realized investment gains (losses) and other-than-temporary impairment losses, net of applicable income tax. The Company believes that the presentation of operating income may offer a better understanding of the core operating results of the Company. A reconciliation of net income attributable to IHC to operating income is included in this press release.

introduce new products to our fully insured mix of business. Our overall investment portfolio continues to be very highly rated (on average, AA), and has a duration of approximately five years. Our book value has increased to $15.59 per share at September 30, 2012 from $14.46 per share at December 31, 2011."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP: (i) Operating income is net income attributable to IHC excluding net realized gains or losses and other-than-temporary impairment losses; and (ii) Operating income per share is operating income (loss) on a per share basis. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding realized gains or losses, net of taxes, that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Net Income Attributable to IHC to Non-GAAP Income from Operations" schedule below.

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company) and its marketing and administrative affiliates. Standard Security Life markets medical stop-loss, small group major medical, short-term medical, major medical for individuals and families, limited medical, group long and short-term disability and life, dental, vision and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, small group major medical, major medical for individuals and families, short-term medical, dental, vision, and individual life insurance. Independence American offers major medical for individuals and families, medical stop-loss, small group major medical, short-term medical and pet insurance. IHC owns certain subsidiaries through its majority ownership of American Independence Corp. (NASDAQ: AMIC), which is a holding company principally engaged in the insurance and reinsurance business.

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements or earnings guidance, and does not undertake to provide any such guidance in the future.

INDEPENDENCE HOLDING COMPANY

THIRD QUARTER REPORT
September 30, 2012
(In Thousands, Except Per Share Data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2012	2011	2012	2011
REVENUES:				
Premiums earned	$ 92,236	$ 85,230	$ 261,479	$ 255,104
Net investment income	9,346	9,235	25,706	28,984
Fee income	7,754	7,118	21,064	22,823
Other income	1,155	1,259	3,558	4,562
Net realized investment gains	1,011	924	3,998	2,605
Net impairment losses recognized in earnings	-	(107)	(704)	(575)
	111,502	103,659	315,101	313,503
EXPENSES:				
Insurance benefits, claims and reserves	63,034	56,654	180,434	183,060
Selling, general and administrative expenses	39,791	38,958	109,594	111,275
Amortization of deferred acquisitions costs	1,587	1,844	4,812	5,293
Interest expense on debt	509	516	1,588	1,433
	104,921	97,972	296,428	301,061
Income before income taxes	6,581	5,687	18,673	12,442
Income taxes	2,191	1,676	6,123	1,167
Net income	4,390	4,011	12,550	11,275
Less: income from noncontrolling interests in subsidiaries	(472)	(457)	(1,179)	(1,497)
NET INCOME ATTRIBUTABLE TO IHC	$ 3,918	$ 3,554	$ 11,371	$ 9,778
Basic income per common share	$ .22	$ .20	$ .63	$ .56
WEIGHTED AVERAGE SHARES OUTSTANDING	17,957	17,790	17,991	17,414
Diluted income per common share	$ .22	$ .20	$ .63	$ .56
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	18,028	17,795	18,076	17,422

As of November 6, 2012, there were 17,947,330 common shares outstanding, net of treasury shares.

RECONCILIATION OF GAAP NET INCOME ATTRIBUTABLE TO IHC TO NON-GAAP INCOME FROM OPERATIONS
(In Thousands, Except Per Share Data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2012	**2011**	**2012**	**2011**
Net income attributable to IHC	$ 3,918	$ 3,554	$ 11,371	$ 9,778
Realized gains, net of taxes	(668)	(597)	(2,597)	(1,670)
Net impairment losses recognized in earnings, net of taxes	-	76	447	378
Operating income from operations	$ 3,250	$ 3,033	$ 9,221	$ 8,486
Non - GAAP basic income per common share	$ .18	$ .17	$ .51	$ .49
Non - GAAP diluted income per common share	$ .18	$ .17	$ .51	$ .49

The other-than-temporary-impairment losses are primarily due to the write down in value of certain Alt-A mortgage fixed maturities.